SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For January 26, 2004




                                 CNOOC Limited

                (Translation of registrant's name into English)

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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F  X                   Form 40-F
                          ---------                      ---------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                            No       X
                         ---------                      ---------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)


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ANNOUNCEMENT

     The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

     CNOOC LIMITED
     (Incorporated in Hong Kong with limited liability under the Companies Ordinance)

     PROPOSAL FOR SUBDIVISION OF SHARES

     The Company will propose to its shareholders that each of the existing issued and unissued shares of HK$0.10 each in the share capital of the Company be subdivided into five shares of HK$0.02 each. The board lot for trading of Shares in the Company will thereafter be changed to 1,000 shares of HK$0.02 each.

     A circular containing, among other things, details of the Share Subdivision and the trading arrangement in respect of the Subdivided Shares together with a notice to convene the EGM will be issued to the shareholders of the Company as soon as practicable.

     SHARE SUBDIVISION

     CNOOC Limited (the "Company") will put to its shareholders a proposal that each of the existing issued and unissued shares of HK$0.10 each in the capital of the Company ("Share") be subdivided ("Share Subdividision") into five shares of HK$0.02 each ("Subdivided Share"). Upon completion of the Share Subdivision and the change of the board lot size as referred to below, the monetary value of each board lot of the Subdivided Shares will be less than the value of the existing board lot of Shares. In view of the prevailing market condition, the board of directors of the Company considers that the Share Subdivision may improve liquidity of the Subdivided Shares and enable the Company to attract more investors and widen its shareholder base.

     As at the date of this announcement, the authorized share capital of the Company is HK$15,000,000,000.00 which is divided into 150,000,000,000
     Shares, of which 8,214,165,655 Shares are in issue. Immediately upon completion of the Share Subdivision, the authorized share capital of the Company will be HK$15,000,000,000.00 comprising 750,000,000,000
     Subdivided Shares, of which 41,070,828,275 Subdivided Shares will be in issue and fully paid assuming that no further Shares are issued or repurchased prior to the completion of the Share Subdivision. The Subdivided Shares will rank pari passu in all respects with the Shares in issue prior to the Share Subdivision (but their nominal value will be different) and the rights attaching to the Subdivided Shares will not be affected by the Share Subdivision.

     The Company has securities in the form of American Depositary Receipts ("ADRs") listed on the New York Stock Exchange, Inc. Each ADR represents 20 Shares. It is also proposed that, upon the Share Subdivision becoming effective, the ratio of the outstanding ADRs be changed such that one ADR, which currently represents 20 Shares, will represent 100 Subdivided Shares. Further details on the proposed change to the Company's ADRs will be provided to the Company's ADR holders as soon as practicable.

     CHANGE OF BOARD LOT SIZE

     At present, the Shares are traded in board lots of 500 Shares and upon fulfillment of the conditions of the Share Subdivision, the board lot will be increased and will be 1,000 Subdivided Shares.

     CONDITIONS OF THE SHARE SUBDIVISION

     The Share Subdivision is conditional upon, inter alia:


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     (a) the passing of an ordinary resolution by shareholders of the Company at an extraordinary general meeting ("EGM") of the Company; and

     (b) the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting the listing of and permission to deal in the Subdivided Shares and the Subdivided Shares to be issued pursuant to the exercise of options in accordance with the Company's share option schemes.

     Apart from the payment of the expenses for the Share Subdivision, implementation of the Share Subdivision will not, of itself, alter the underlying assets, business operations, and management or financial position of the Company or the proportional interests of its shareholders in the Company. The board of directors of the Company believes that the Share Subdivision will not have a material adverse effect on the financial position of the Company and its subsidiaries.

     ARRANGEMENT ON ODD LOT TRADING

     In order to facilitate the trading of odd lots of Subdivided Shares as a result of the Share Subdivision and the change of the board lot size, the Company will appoint a broker (the "Agent") to act as agent in providing a "matching service" to those shareholders who wish to top-up or sell their holdings of odd lots of the Subdivided Shares.

     The Agent, details of which will be provided in the circular to shareholders referred to below, will provide the service to match the sale and purchase of odd lots of Subdivided Shares during the period from 17 March 2004 to 26 April 2004, both dates inclusive. Holders of Subdivided Shares in odd lots who wish to take advantage of this facility either to dispose of or top-up their odd lots to a board lot of 1,000 Subdivided Shares may, directly or through their brokers, contact the Agent during such period. Shareholders should note that successful matching of the sale and purchase of odd lots of Subdivided Shares is not guaranteed and will depend on there being adequate amounts of odd lots of Subdivided Shares available for such matching.

     Shareholders are recommended to consult their professional advisers if they are in any doubt about the matching facility described above.

     EXPECTED TIMETABLE

     The expected timetable for the Share Subdivision is as follows:

     Circular relating to the Share Subdivision to be dispatched on or about Monday, 9 February 2004

     Latest time for lodging forms of proxy for the EGM: 10:00 a.m. on Sunday, 14 March 2004

     EGM : 10:00 a.m. on Tuesday, 16 March 2004

     Effective date of Share Subdivision: Wednesday, 17 March 2004

     Dealing in Subdivided Shares commences: 9:30 a.m. on Wednesday, 17 March
     2004

     Existing counter for trading in Shares in board lots of 500 Shares temporarily closes: 9:30 a.m. on Wednesday, 17 March 2004

     Temporary counter for trading in Subdivided Shares in board lots of 2,500 Subdivided Shares (in the form of existing share certificates) opens:
     9:30 a.m. on Wednesday, 17 March 2004

     First day of free exchange of certificates for Shares for new certificates for the Subdivided Shares: Wednesday, 17 March 2004

     Existing counter for trading in Subdivided Shares in board lots of 1,000 Subdivided Shares (in the form of new certificates for Subdivided Shares) reopens: 9:30 a.m. on Wednesday, 31 March 2004


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     Parallel trading in Subdivided Shares (in the form of new certificates for Subdivided Shares and existing certificates for Shares) commences:
     9:30 a.m. on Wednesday, 31 March 2004

     Temporary counter for trading in Subdivided Shares in board lots of 2,500 Subdivided Shares (in the form of existing certificates for Shares) ends:
     4:00 p.m. on Monday, 26 April 2004

     Parallel trading in Subdivided Shares (in the form of new certificates for Subdivided Shares and existing certificates for Shares) ends: 4:00 p.m. on Monday, 26 April 2004

     Last day for free exchange of certificates for Shares for new certificates for Subdivided Shares 4:00 p.m. on Thursday, 29 April 2004

     Matching service for the sale and purchase of odd lots of Subdivided
     Shares: from Wednesday, 17 March 2004 to Monday, 26 April 2004

     All the existing certificates for the Shares will only be valid for delivery and settlement only in respect of dealings for the period up to Monday, 26 April 2004 and thereafter will not be accepted for dealing purposes. However, the existing certificates for the Shares will continue to be good evidence of legal title to the Subdivided Shares on the basis of one Share for five Subdivided Shares and may be exchanged for new certificates for Subdivided Shares at any time on or after Wednesday, 17 March 2004.

     GENERAL

     An application will be made to the Stock Exchange for the listing of and permission to deal in the Subdivided Shares and the Subdivided Shares to be issued pursuant to the exercise of options pursuant to the Company's share option schemes.

     A circular containing, among other things, details of the Share Subdivision and the trading arrangement in respect of the Subdivided Shares together with a notice to convene the EGM will be issued to the shareholders of the Company as soon as practicable.

     By Order of the Board
     CNOOC Limited
     Fu Chengyu
     Chairman

     Hong Kong, 26 January 2004


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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                        CNOOC Limited


                                        By:  /s/ Cao Yunshi
                                             -------------------------
                                             Name: Cao Yunshi
                                             Title:  Company Secretary


Dated: January 26, 2004